NO ACT

PE
9-24-10



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4561**

DIVISION OF
CORPORATION FINANCE


10013180



September 24, 2010

[illegible] Orudjev
Cozen O'Connor
The Army and Navy Club Building
Suite 1100
1627 I Street, NW
Washington, DC 20006-4007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-24-10

Re: Teletouch Communications, Inc.

Dear Mr. Orudjev:

This is in regard to your letter dated September 24, 2010 concerning the shareholder proposal submitted by Retail & Restaurant Growth Capital, L.P. and Stratford Capital Partners, L.P. for inclusion in Teletouch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Teletouch therefore withdraws its September 10, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: R.C. Hemmig
Chairman of the Board
Retail & Restaurant Growth Capital, L.P.
2701 E. Plano Pkwy, Suite 200
Plano, TX 75074

David W. Knickel
Vice President
Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, TX 75201



COZEN O'CONNOR
ATTORNEYS

A PROFESSIONAL CORPORATION

THE ARMY AND NAVY CLUB BUILDING SUITE 1100 1627 I STREET, NW WASHINGTON DC 20006-4007
202.912.4800 800.540.1355 202.912.4830 FAX www.cozen.com

September 10, 2010

F. Alec Orudjev
direct dial: (202) 912-4842
facsimile (202) 912-4830
aorudjev@cozen.com

**Via Hand Delivery**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Exchange Act Rule 14a-8 (Exclusion of Shareholder Proposal) - Teletouch Communications, Inc.**

Ladies and Gentlemen:

We are counsel to Teletouch Communications, Inc., a Delaware corporation ("Teletouch" or the "Company"). Teletouch has received a proposed shareholder resolution (the "Proposal") from Retail & Restaurant Growth Capital, L.P. ("RRGC") and Stratford Capital Partners, L.P. ("Stratford") (collectively, the "Proponents") for inclusion in the proxy statement and other related proxy materials (collectively, the "2010 Proxy Materials") to be distributed to the Company's shareholders in connection with its 2010 annual meeting of shareholders.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six (6) copies of this letter, the Proposal and attachments, including the Company's notice of procedural deficiency transmitted to the Proponents in compliance with Rule 14a-8(f).[1] In addition, please note that copies of this letter with all attachments are being furnished simultaneously on this date to the Proponents, in accordance with Rule 14a-8(j).

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1 Namely, the Proposal failed to contain an affirmative statement by the Proponents that they intend to continue to hold the requisite number of shares through the date of the annual meeting in compliance with Rule14a-8(b). The Company is currently awaiting the Proponents' actions to cure the foregoing deficiency within the timeframe permitted under the Rule. It is the Company's understanding that a Small Business Investment Company (SBIC) is only transferred to the U.S. Small Business Administration (SBA) Office of Liquidation for certain serious regulatory violations, and normally enter into "Settlement Agreements" with SBA. Such agreements are based on limited time frames, and typically contain personal, corporate, or other commitments regarding, inter alia, disposition of portfolio company securities. SBICs in liquidation may also borrow funds directly from SBA, which normally involve guaranties of payment as well as a pledge of SBIC assets, such as portfolio company securities. Such arrangements also normally include a "Consent to Receivership" by the SBIC, which can be enforced by the SBA after a certain time period, or at any time upon a breach or default. In addition, SBA also retains at all times

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Teletouch intends to file its definitive 2010 Proxy Statement with the Commission no later than September 27, 2010. In its August 16, 2010 press release, the Company announced the record and meetings dates of the upcoming annual shareholder meeting.

For the reasons set forth below, Teletouch believes that the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8 of the Exchange Act. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"):

- concur in Teletouch's view that the Proposal is excludable under Rules 14a-8(i)(8) and 14a-8(i)(4) of the Exchange Act,
- confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposal from the 2010 Proxy Materials, and
- waive, pursuant to the "good cause" exception, compliance by the Company with the 80 calendar day period required under Rule 14a-8(j)(1).

**The Proposal and Statement of Support**

The Proposal is as follows:

"Retail & Restaurant Growth Capital, L.P., and Stratford Capital Partners, L.P., propose a resolution to the shareholders of the Corporation, that Retail & Restaurant Growth Capital, L.P., together with Stratford Capital Partners, L.P., present two individuals selected by them (which may include any of Raymond C. Hemmig, Joseph L. Harberg, David W. Knickel or Jack D. Furst, or other individuals with reasonable qualifications; with required background information to be provided to the Corporation in connection with their selection), for appointment to the Teletouch Communications, Inc. Board of Directors; and that the corporation expand its board seats, or facilitate director resignations, in order for its Board of Directors to appoint such members as additional directors."

The Statement of Support is as follows:

"As two large independent shareholders of Teletouch Communications, Inc., combined at 4,350,000 Shares of TLLE.OB Stock; Retail & Restaurant Growth Capital, L.P., and Stratford Capital Partners, L.P., respectively request a resolution to facilitate this proposal and further request that this matter be included in the corporation's forthcoming proxy solicitation materials."

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the parallel statutory power to seek a non-consensual Order of Receivership in Federal Court, wherein the Court could appoint SBA Receiver of the assets of the SBIC, including all portfolio company securities, and discharge all officers, directors, managers, lawyers and accountants of the SBIC, thereby depriving them of any further authority to take any action with respect to such securities. If the Proponents have entered into some or all of such arrangements whereby the SBA could or has become the formal or informal custodian or controlling party of the Proponents' assets, including their securities of the Company, the Proponents' ability to make the requisite statement relating to their ownership of, or ability to control the disposition of, the securities at issue through the date of the annual meeting in good faith could be in substantial doubt.

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**Grounds for Exclusion**

**Background**

In August 2006, the Company completed the sale of all of the assets of its legacy paging business and the acquisition and consolidation of its then private-company affiliate, Progressive Concepts, Inc. ("PCI") (collectively, the "Transaction"). Prior to the Transaction, the Proponents were joint holders of a subordinated promissory note from PCI and the Company had no direct dealings with the Proponents. From the outset, the Transaction was structured so that both PCI's senior and mezzanine lenders would release all claims against PCI. In the case of the senior lender, such releases were granted in return for a partial paydown of the senior debt by PCI and the assumption of the balance of the senior debt by Teletouch's parent company, TLL Partners, LLC, a privately held Delaware limited liability company ("TLLP"). In the case of PCI's subordinated lenders, i.e., the Proponents, such release of all claims against PCI and cancelation of its PCI warrants was granted in exchange for a subordinated redeemable Series A Membership Interest in TLLP, with additional consideration paid of 4,350,000 shares of Teletouch common stock then held by TLLP. Both PCI's then senior lender and the Proponents freely entered into this structured transaction so that the Company could complete this transaction, i.e., whereby Teletouch would acquire PCI from TLLP free of its senior and subordinated debt. This was a required condition to the Company acquiring PCI, whereby neither the senior lender or the subordinated lenders, i.e. the Proponents, would or could have any recourse against the Company or PCI (as the Company's wholly-owned subsidiary subsequent to the completion of the Transaction). This structure was reviewed and, after due consideration, willingly accepted by the Proponents for the consideration provided to them by TLLP and the prospect of recovering their investment through a future appreciation in the value of the common stock of Teletouch held by TLLP. The Company described the general terms and conditions of this reorganization in its Current Report on Form 8-K with the SEC on August 11, 2006.

The Company believes that the foregoing Proposal is more appropriately viewed in the context of such history and relationship by and among the Company, on the one hand, and TLLP and the Proponents, on the other hand, for what the Proposal is - the Proponents' effort to, in part, utilize and, in part, to leverage their affiliate and lender position vis-à-vis TLLP to circumvent the Company's public corporate machinery to further their own pecuniary interests, i.e., the Proponents attempt to position themselves on the Board of the Company with the intention of influencing or causing the Company to pay the debts owed by TLLP.

**I. Rule 14a-8(i)(8) — The Proposal Relates to a Nomination or an Election for Membership on the Company's Board of Directors**

The Company believes the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(8) of the Exchange Act because the Proposal relates to an election for membership on the Company's Board of Directors (the "Board").

Rule 14a-8(i)(8) permits the exclusion of shareowner proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns ..." <u>Exchange Act Release No. 12598</u> (July 7, 1976).

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On December 6, 2007, the Commission issued a final rule amending Rule 14a-8(i)(8), effective as of January 10, 2008 (the "Amending Release"). The Amending Release added new language to Rule 14a-8(i)(8) to clarify that a shareholder proposal may be excluded "[i]f the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or procedure for such nomination or election." The Amending Release elucidates the Staff long-standing determination that "shareholder proposals that *may result in a contested election*, including those which establish a procedure to list shareholder-nominated director candidates in the company's proxy materials fall within the election exclusion." [emphasis added] Amending Release, p. 6.

The Commission has developed a comprehensive regulatory framework concerning the securities markets, in general, and nominations and elections of corporate directors, in particular. Namely, shareholders may nominate directors by, among other means, filing a proxy statement, at their own expense, with the Commission pursuant to Rule 14a-12 and other rules governing proxy contests promulgated by the Commission. As described in the Adopting Release, "the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent those protections of the federal proxy rules that are triggered by a proxy contest."

The Staff has consistently taken the position that Rule 14a-8(i)(8) of the Exchange Act permits the exclusion of a shareholder proposal that seeks to nominate specific individuals to a company's board of directors. See Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote); Exabyte Corporation, SEC No-Action Letter (Jan. 23, 2002) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors); NetCurrents, Inc., SEC No-Action Letter (April 25, 2001) (permitting exclusion under Rule 14a-8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors).

Further, the Staff consistently has permitted companies to exclude shareowner proposals that request or require the resignation or removal of one or more specific directors who are standing for election at the same meeting at which the proposal will be considered. See Milacron Inc., SEC No-Action Letter (February 28, 2000) (the Staff concurred that the proposal was excludable despite the proponent's assertion that the proposal did not seek the removal of a specific board member); ChemTrak Inc., SEC No-Action Letter (March 10, 1997) (the Staff concurred with the omission of a proposal that requested the board of directors to accept the resignation of an individual as chairman of the board); Exxon Mobil Corp., SEC No-Action Letter (January 26, 1990) (the Staff concurred with the exclusion of a proposal that requested the board of directors to remove and replace the chairman and chief executive officer).

The Proposal submitted by the Proponent nominates the Proponent Nominees (as defined below), i.e. proposing specific individuals for election to the Board. Therefore, the Proposal falls squarely within the line of the Staff no-action letters in which the Staff has consistently indicated that the proposal may be excluded pursuant to Rule 14a-8(i)(8) of the Exchange Act.

Further, the Proposal seeks to circumvent the Company's procedures for nomination and election to the Board, both at the Nominating and Corporate Governance Committee (the "Nominating Committee") and the Board levels. The Proposal does not comply with the shareholder nominee guidelines and policies of the Nominating Committee of the Board (the "Nomination Guidelines") which the Nomination Guidelines were set forth in the Company's Preliminary Proxy Statement (PRE14A) filed with the U.S. Securities and Exchange Commission on February 25, 2005 (the "2005 Proxy Statement"). The Nomination Guidelines state, in part, that the written nomination notice from a shareholder which meets eligibility requirements must contain the certain material information about such nominee(s), as well as any other information reasonably requested by the Company or the Nominating Committee. The Proposal states, in part, that two out four individuals in the Proposal (Messrs. Hemmig, Harberg, Knickel and Furst) (collectively referred to as the "Proponent Nominees") might become directors of the Company. The Proposal provides none of the information set forth in the Nomination Guidelines so as to enable the Company directors on the Nominating Committee and the Board exercise their fiduciary duties and responsibilities as required under the state law and the Company's organizational documents.

Also, in the Proposal, the Proponents advocate, among other things, that "...the corporation expand its board seats, *or facilitate directors resignations, in order for its Board of Directors to appoint such members as additional directors*" [emphasis added]. The current Board consists of five directors and one vacancy. In order for the Company to accommodate the Proposal, either the Board would be required to increase the size of the Board by an additional seat to seven (which the Board does not believe to be in the best interests of the Company in light of its size and operations as a "smaller reporting company") or a current director of the Board would need to step down for no discernible reason. The Company believes that the Proposal therefore interferes with the Company's corporate governance structure and operations.

Accordingly, for all of the foregoing reasons, the Company believes that the Proposal may be properly excluded from the 2010 Proxy Materials under Rule 14a-8(i)(8)[2], and requests that the Staff concur in its conclusion.

**II. Rule 14a-8(i)(4) - the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large.**

Rule 14a-8(i)(4) states that a company may omit a stockholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person." In explaining the purpose of Rule 14a-8(i)(4), the Commission stated that submitting a proposal as a means to further a personal interest is an abuse of the stockholder proposal process, and "the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (October 14, 1982). A proponent's particular objectives need not be apparent from a proposal's plain language in order to be excludable under Rule 14a-8(i)(4). Rather, proposals articulated in broad terms which may of general interest to all shareholders may be excluded from proxy materials "if it is clear from the facts ...that the proponent is using the proposal to ...further a personal interest." In addition, there is ample recent precedent to support exclusion of a shareholder proposal where it is obviously in furtherance of a personal grievance, even where the topic of the resolution is unrelated to the grievance. See Service Corporation International (February 28, 1997), Phillips Petroleum Company (March 12, 2001), and Sara Lee Corporation (August 10, 2001) (shareholder proposal relating to payments made by the company outside the normal course of

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2 In addition, under the provisions of Section 1.8 of the Amended and Restated Bylaws of the Company, the Company is not required to include any shareholder proposal in its proxy materials or otherwise present any such proposal to shareholders at the annual shareholder meeting if the Board reasonably believes that the proponents thereof have not complied with Sections 13 or 14 of the Exchange Act and the rules and regulations promulgated thereunder. The Board reasonably believes that the Proposal, on its face, falls short of complying with Rule 13d-2 of the Exchange Act and Schedule 13D promulgated thereunder and/or Item 7 of Schedule 14A. Namely, the Company's believes that Stratford's Schedule 13D, as filed with the Commission in 2006 and amended once to date, should have been amended to address the apparent change in the Reporting Person's intent with respect to the director nominations. Further, the Proposal does not provide any of the information under Regulation S-K and other requisite confirmation set forth in by Item 7 of Schedule 14A with respect to shareholder nominees set forth in the Proposal.

business could be excluded under 14a-8(i)(4) where the shareholder had an interest in litigation pursued by former employees of the company).

As described in detail in the *Background* portion of this submission, the Proponents have maintained a long-standing affiliation with the original private company, PCI, now a wholly-owned subsidiary of the Company. In sum, following and as a result of the Transaction, the Proponents, have maintained a special interest in the Company and its affiliates which was not aligned with those of the Company's shareholders at large and continues to remain so. For instance, this special interest to pursue the Proponents' pecuniary interest became apparent during November-December 2009 when one of the principals of RRGC, Mr. Ray Hemmig, interviewed with the Nominating and Corporate Governance Committee of the Board for a seat on the Company's Board. Based on certain statements made by Mr. Hemmig to the independent directors on the Committee and the Board during the interview process relating to his motivation for seeking the Board membership, the independent directors of the Committee and the Board, in the exercise of their fiduciary duties, summarily rejected his candidacy to the Board based on their determination that Mr. Hemmig's stated interests to liquidate the Company and its assets to satisfy its obligations were clearly contrary to and not aligned with the interests of the Company's shareholders. This was especially so when the Company was making a dramatic turnaround in its business and operations, regaining its compliance with the reporting requirements under the Exchange Act, i.e. rebuilding and maximizing shareholder value for the benefit of all shareholders, not just the select few.

The Company views the Proposal as yet another attempt by the Proponents to wrestle the control of the corporate machinery away from the Board and the management to satisfy their parochial ends, that is, for the purpose of attempting to utilize the resulting influence and power to obtain value from the loan originally extended to PCI, then subsequently held by TLLP, and, as such, the Company believes the Proponents should not be permitted to abuse the shareholder proposal process to those ends.

The Company believes that the Proposal is clearly an effort by the Proponent to further the Proponents' personal interests in the Proponent Nominees becoming directors on the Board and that such special interest is not shared by the Company's shareholders at large. Accordingly, the Proposal is excludable under Rule 14a-8(i)(4).

**Compliance with the "Good Cause" Exception to Rule 14a-8(j)(1)**

In addition, the Company hereby requests that the Staff waive the 80-day requirement of Rule 14a-8(j)(1). Rule 14a-8(j)(1) requires that if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy materials and form of proxy with the Commission." Rule 14a-8(j)(1) also states that the "Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline."

In the past, the Staff has granted no-action relief in connection with requests to waive compliance with the 80-calendar day period required under Rule 14a-8(j)(1) when a company received a shareholder proposal during such 80-calendar day period, making it impossible for the company to respond before the period commenced. In this regard, we note that we have promptly filed this no-action request after receipt of the Proposal. See, e.g., AOL Time Warner Inc., SEC No Action Letter (March 20, 2001) (granting no-action relief regarding compliance with the 80 calendar day notice requirement because the company received a shareholder's proposal 39 calendar days before the filing date of its definitive proxy materials);

Wabash National Corporation, SEC No Action Letter (March 29, 2000) (80-day period waived where the proponent's proposal was received less than 120 days before the date the company's proxy statement was to be released to shareholders and also caused the no-action request to be made less than 80 days before the mailing of the company's definitive proxy statement) and Motorola, Inc., SEC No Action Letter (March 5, 2001) (80-day requirement waived where a shareholder's proposal was received approximately six weeks after the deadline for submissions and less than 80 days before the company planned to file its definitive proxy materials). Also, see Sepracor Inc. (March 27, 2002); Lone Star Steakhouse & Saloon, Inc. (March 22, 2002).

The Company's last annual shareholder meeting was held in October 2003. Its next annual meeting is scheduled for October 25, 2010[3]. Teletouch intends to file its definitive 2010 Proxy Statement with the Commission no later than September 27, 2010. The Company received the Proposal on August 24, 2010, which was after the 80 day requirement and then promptly filed this no-action request after receipt and consideration of the Proposal. Due to the significant delay in the Company's holding its annual meeting of shareholders since its last meeting, the Proponents, in essence, had to comply with the "reasonable time" requirement set forth under Rule 14a-8(e)(2). With respect to the Proposal, the Company clearly cannot meet the 80 calendar day requirement of Rule 14a-8(j)(1) since it did not receive the Proposals until August 24, 2010. The Company believes that its submission falls within the "good cause" exception to the 80 calendar day requirement of Rule 14a-8(j)(1) and should therefore be granted a waiver of such requirement.

**Conclusion**

On behalf of Teletouch, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the proxy statement for the reasons set forth above. The Company also respectfully requests that the Staff waive pursuant to the "good cause" exception compliance by the Company with the 80 day requirement of Rule 14a-8(j)(1). If the Staff disagrees with the Company's conclusions regarding omission of the Proposal or the waiver of compliance with Rule 14a-8(j)(1), or if any additional submissions are desired in support of Teletouch's position, we would appreciate an opportunity to speak with you by telephone.

Sincerely,



Enclosures

Cc: Thomas "Kip" A. Hyde, Jr., President, COO
Douglas E. Sloan, CFO
Ralph V. De Martino, Esq.

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[3] The Company has been unable to hold its annual shareholder meetings following the August 2006 acquisition of PCI and due to the time and effort required to complete the PCI audit, among other things related to the August 2006 transactions, which caused the Company to fall out of compliance with its reporting obligations under the Exchange Act and delisting from the American Stock Exchange. As of the date hereof, the Company has completed and filed all requisite SEC filings and regained its compliance with its reporting requirements under the Exchange Act.



A PROFESSIONAL CORPORATION

THE ARMY AND NAVY CLUB BUILDING SUITE 1100 1627 I STREET, NW WASHINGTON DC 20006-4007
202.912.4800 800.540.1355 202.912.4830 FAX www.cozen.com

September 7, 2010

**F. Alec Orudjev**
**direct dial: (202) 912-4842**
**facsimile (202) 912-4830**
**aorudjev@cozen.com**

**VIA EMAIL, FACSIMILE AND OVERNIGHT COURIER**

Retail & Restaurant Growth Capital, L.P.
2701 E. Plan Pkwy, Suite 200
Plano, TX 75074
Attn: R.C. Hemming, COB

Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, TX 75201
Attn: David W. Knickel, VP

**Re: Your Notice of Intent to Present a Proposal at the Annual Shareholder Meeting of Teletouch Communications, Inc.**

Gentlemen,

We are writing you on behalf of Teletouch Communications, Inc. (the "Company"), which received via facsimile on August 24, 2010 your shareholder proposal for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

We have reviewed the Proposal in the context of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which governs the qualifications as well as the procedures that a shareholder must comply with for making a proper proposal and the bases on which the Company may exclude a shareholder proposal from its proxy statement.

You have not established your eligibility to make a proposal in accordance with Rule 14a-8. Namely, the Proposal contains a deficiency which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Under Rule 14a-8(b), a shareholder must provide the Company with a written statement that such shareholder intends to continue to hold the requisite number of shares through the date of the annual meeting in connection with which the shareholder made the proposal. Your proposal does not include this statement. In order to remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of the Company's securities through the date of the 2010 annual shareholder meeting of Teletouch. The SEC rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the undersigned at Cozen O'Connor, 1627 I Street, NW, The Army and Navy Club Building, Suite 1100, Washington, DC 20006, c/o F. Alec Orudjev. Alternatively, you may transmit any response by facsimile to me at (866) 742-4203. I enclose a courtesy copy of SEC Rule 14a-8.

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In addition, the Proposal falls short of complying with the shareholder nominee guidelines and policies of the Nominating Committee of the Board of Directors of the Company (the "Nomination Guidelines") which Nomination Guidelines were set forth in the Company's Preliminary Proxy Statement (PRE14A) filed with the U.S. Securities and Exchange Commission on February 25, 2005 (the "2005 Proxy Statement"). The Nomination Guidelines state, in part, that the written nomination notice from a shareholder which meets eligibility requirements must contain the following material elements, as well as any other information reasonably requested by the Company or the Nominating Committee:

- the name and address, as they appear on our books, of the shareholder giving the notice or of the beneficial owner, if any, on whose behalf the nomination is made;

- a representation that the shareholder giving the notice is a holder of record of our common stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

- a complete biography of the nominee, as well as consents to permit us to complete any due diligence investigations to confirm the nominee's background, as we believe to be appropriate;

- the disclosure of all special interests and all political and organizational affiliations of the nominee;

- a signed, written statement from the director nominee as to why the director nominee wants to serve on our Board, and why the director nominee believes that he or she is qualified to serve;

- a description of all arrangements or understandings between or among any of the shareholder giving the notice, the beneficial owner, if any, on whose behalf the notice is given, each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder giving the notice;

- such other information regarding each nominee proposed by the shareholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our Board of Directors; and

- the signed consent of each nominee to serve as a director if so elected.

The foregoing is an excerpt of certain elements of the Nomination Guidelines and is qualified by the text of the entire Nomination Guidelines. We urge you to review the entire text of such guidelines as they appear in the 2005 Proxy Statement to determine in what respect(s) your proposal falls short of the Nomination Guidelines and to provide the Nominating Committee and the Board of Directors of the Company as soon as possible with all requisite information such bodies require under the Nomination Guidelines in order for the members of such Committee and the Board at large to execute their respective fiduciary duties responsibilities.

If you have any questions with respect to the foregoing, please contact me at (202) 912-4842.

Sincerely,



Enclosure

cc: Thomas "Kip" A. Hyde, Jr., President, COO
Douglas E. Sloan, CFO and Secretary
Ralph V. De Martino, Esq.



COZEN
O'CONNOR

A PROFESSIONAL CORPORATION

THE ARMY AND NAVY CLUB BUILDING SUITE 1100 1627 I STREET, NW WASHINGTON, DC 20006-4007
202.912.4800 800.540.1355 202.912.4830 FAX www.cozen.com

September 24, 2010

**F. Alec Orudjev**
**direct dial: (202) 912-4842**
**facsimile (202) 912-4830**
aorudjev@cozen.com

**Via Email**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Exchange Act Rule 14a-8 (Exclusion of Shareholder Proposal) - Teletouch Communications, Inc.**

Ladies and Gentlemen:

We are counsel to Teletouch Communications, Inc., a Delaware corporation (the "Company"). On September 10, 2010, the Company submitted its no action request pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "No Action Request"), relating to a proposed shareholder resolution (the "Proposal") from Retail & Restaurant Growth Capital, L.P. ("RRGC") and Stratford Capital Partners, L.P. ("Stratford") (collectively, the "Proponents") for inclusion in the proxy statement and other related proxy materials to be distributed to the Company's shareholders in connection with its 2010 annual meeting of shareholders.

On September 23, 2010, we received a facsimile transmission from the Proponents' legal counsel (a copy of this transmission is included herewith), which stated, in part, that the Proponents have decided to withdraw the Proposal from the Company's consideration.

In light of the foregoing, the Company withdraws its previously submitted No Action Request since the subject matter of the No Action Request is now moot.

On behalf of Teletouch, we would like to thank the staff for its time and consideration of this matter. Please feel free to contact the undersigned should you have any questions relating to the foregoing.

Sincerely,

F. Alec Orudjev

Enclosure

September 23, 2010

**VIA FACSIMILE**

F. Alec Orudjev
Cozen O'Connor
The Army and Navy Club Building
Suite 1100
1627 I Street, NW
Washington, DC 20006-4007
Fax: (202) 912-4830

Re: Exchange Act Rule 14a-8 (Exclusion of Shareholder Proposal) Teletouch Communications, Inc.

Dear Mr. Orudjev:

We have reviewed your September 7, 2010 response to our shareholder proposal for consideration at Teletouch Communications, Inc.'s 2010 Annual Meeting of Shareholders (the "Proposal") and your related September 10, 2010 letter to the U.S. Securities and Exchange Commission. While we disagree with many of your factual assertions set forth in both the response and the letter, we have nonetheless decided to withdraw the Proposal from consideration at this time.

Sincerely,

**Retail & Restaurant Growth Capital, L.P.**

By: Retail & Restaurant Growth Partners, L.P.
Its: General Partner

By: Retail & Restaurant Growth Management, Inc.
Its: General Partner



By: ______________________
Name: R.C. Hemming
Title: Chairman of the Board

**Stratford Capital Partners, L.P.**

By: Stratford Capital GP Associates, L.P.
Its: General Partner

By: Stratford Capital Corporation
Its: General Partner



By: ______________________
Name: David W. Knickel
Title: Vice President

cc: Teletouch Communications, Inc.
5718 Airport Fwy
Fort Worth, TX 76117-6005
Attn: Thomas "Kip" A. Hyde, Jr., President, COO
Douglas E. Sloan, CFO